

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 15, 2017

J. Michael Lawrie
Chief Executive Officer
DXC Technology Company
1775 Tysons Boulevard
Tysons, VA 22102

      Re: DXC Technology Company
              Registration Statement on Form S-4
              Filed June 1, 2017
              File No. 333-218395

Dear Mr. Lawrie:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

                            Sincerely,

                            /s/ Jan Woo

                            Jan Woo
                            Legal Branch Chief
                            Office of Information Technologies
                            and Services

cc: Deanna L. Kirkpatrick, Esq.
       Davis Polk & Wardwell LLP